Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 17, 2020

Registration No. 333-222624

$60,000,000

5.625% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Horizon Bancorp, Inc. (the “Company” or “Issuer”)

Security:	5.625% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$60,000,000

Expected Ratings:	BBB- by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	June 17, 2020

Settlement Date:	June 24, 2020 (T+5)

Maturity Date (if not previously redeemed):	July 1, 2030

Coupon:	From and including the Settlement Date to, but excluding, July 1, 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a fixed rate of 5.625% per annum, payable semi-annually in arrears. From and including July 1, 2025, to, but excluding the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined under “Description of the Notes — Interest” in the prospectus supplement)) plus a spread of 549 basis points, payable quarterly in arrears; provided however, if the benchmark rate is less than zero, then the benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: January 1 and July 1 of each year, commencing on January 1, 2021. The last interest payment date for the fixed rate period will be July 1, 2025.

Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of July 1, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to July 1, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of the Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of the Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes.

Price to Public:	100%

Ranking:	The Notes will be our general unsecured subordinated obligations and:

• will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all future senior indebtedness;

•  will rank junior in right of payment and upon the Company’s liquidation to any of its future general creditors;

•  will rank equal in right of payment and upon the Company’s liquidation with all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes; and

•  will be structurally subordinated to the existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, Horizon Bank’s liabilities to depositors in connection with the deposits, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2020, on a consolidated basis, the aggregate outstanding principal amount of the Company’s borrowings totaled approximately $761 million, which included approximately $56.4 million that would rank junior to the Notes and $704.6 million of borrowings of the Company’s subsidiaries that would be structurally senior to the Notes. In addition, as of March 31, 2020, Horizon Bank also had $3.9 billion in deposits to which the Notes will be structurally subordinated.

CUSIP/ISIN:	440407 AA2 / US440407AA21

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

*Note: We expect that delivery of the Notes will be made against payment therefor on or about June 24, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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